EXHIBIT 99.1

Brookfield Closes US$15 Billion Global Real Estate Fund

Strong investor demand results in Brookfield’s largest private fund to date

BROOKFIELD, News, Jan. 31, 2019 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (Brookfield) (NYSE: BAM, TSX: BAM.A, Euronext: BAMA) announced today the closing of its latest flagship global private real estate fund, Brookfield Strategic Real Estate Partners III (BSREP III). With total equity commitments of US$15 billion, BSREP III is Brookfield’s largest private fund to date.

Reflecting strong investor demand, BSREP III significantly exceeded its original fundraising target of $10 billion. A diverse group of more than 150 limited partners committed to the Fund, including public and private pension plans, sovereign wealth funds, financial institutions, endowments and foundations, family offices, and investors from Brookfield’s newly launched private wealth channel. Brookfield and Brookfield Property Partners L.P. (Nasdaq: BPY, TSX: BPY.UN) have committed US$3.75 billion in aggregate to BSREP III, aligning the organization’s interests with those of the Fund’s investors.

“We are grateful for the strong support that we have received from our limited partners,” said Brian Kingston, CEO of Brookfield Property Group. “We continue to utilize our core strengths—global reach, access to large-scale capital and operational expertise—that have served us well throughout our investment history. We plan to remain patient in deploying capital but will be ready to invest when we see the right opportunities emerge.”

BSREP III focuses on acquiring high-quality real estate assets on a value basis. To date, the Fund has made 10 investments around the world totaling more than US$5 billion.

Brookfield Asset Management
Brookfield Asset Management Inc. is a global alternative asset manager with over US$330 billion in assets under management. The company has more than a 115-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please contact:

Communications Suzanne Fleming Tel: (212) 417-2421 email: suzanne.fleming@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com